	FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
/ /	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	Washington, DC 20549 ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	OMB NUMBER: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response...1.0

/ /	Form 3 Holdings Reported

/ /	Form 4 Transactions Report
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

1. Name and Address of Reporting Person *	2. Issuer Name and Ticker or Trading Symbol		6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
Brass Eagle Inc. (XTRM)
Wold H. Gregory			X Director 10% Owner
(Last) (First) (Middle)	3. I. R. S. Identification Number of Reporting	4. Statement for Month/Day/Year	Officer (give title below) Other (specify below)
	Person, if an entity (Voluntary)	2002
12355 Beacon Hill Drive
(Street)		5. If Amendment, Date of	7. Individual or Joint/Group Reporting
Plymouth MI 48170		Original (Month/Day/Year)	(check applicable line)
(City) (State) (Zip)			X Form Filed by one Reporting Person
Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security	2. Trans-action	2A. Deemed	3. Transaction Code	4. Securities Acquired (A) or Disposed			5. Amount of Securities	6. Owner-ship	7. Nature of
(Instr. 3)	Date	Execution Date,	(Instr.8)	of (D) (Instr. 3, 4 and 5)			Beneficially Owned at the end	Form: Direct	Indirect
	(Month/Day/Year)	If any					Of Issuer's Fiscal Year	(D) or Indirect	Beneficial
		(Month/Day/Year)			(A) or		(Instr. 3 and 4)	(I)	Ownership
			Code	Amount	(D)	Price		(Instr.4)	(Instr.4)
Brass Eagle Inc.	1/2/02		A	363	A	***
Common Stock	4/3/02		A	416	A	***
	7/10/02		A	317	A	***
	10/29/02		A	385	A	***	26,405	D
							21,335	I
							47,740	D & I

*  If the form is filled by more than one reporting person, see instruction 4(b)(v).
***  Given to reporting person as compensation for serving on Board of Directors.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts calls warrants options, convertible securities)

1. Title of	2. Conversion	3. Transaction Date	3A. Deemed	4. Transaction	5. Number of	6. Date Exercisable and	7. Title and Amount of	8. Price of	9. Number of	10. Ownership	11. Nature
Derivative	or Exercise	(Month/Day/Year)	Execution	Code	Derivative	Expiration Date	Underlying Securities	Derivative	Derivative	of Derivative	of Indirect
Security	Price of	Date, if any	(Instr. 8)	Securities	(Month/Day/Year)	(Instr. 3 and 4)	Security	Securities	Security:	Beneficial
(Instr. 3)	Derivative	(Month/Day/	Acquired (A) or	(Instr.5)	Beneficially	Direct (D) or	Ownership
Security	Year)	Disposed of (D)	Owned at	Indirect (I)	(Instr.4)
(Instr. 3, 4 and 5)	End of Year	(Instr. 4)
Amount
or
Date	Expiration	Number	(Instr. 4)
Code	(A)	(D)	Exercisable	Date	Title	of Shares

Explanation of Responses:

/s/ H. Gregory Wold	February 14, 2003
** Signature of Reporting Person	Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Last update:  09/03/2002